Exhibit 21.1

Subsidiaries of Premier Community Bankshares, Inc.

Name of Subsidiary	State of Incorporation

The Marathon Bank	Virginia
Rockingham Heritage Bank	Virginia
-- RHB Services, Inc.	Virginia
Premier Bank, Inc.	West Virginia
Premier Statutory Trust I	Delaware
Premier Statutory Trust II	Delaware
Premier Statutory Trust III	Delaware
Premier Statutory Trust IV	Delaware
Premier Statutory Trust V	Delaware